UNITED STATES OF AMERICA
                    BEFORE THE SECURITIES AND EXCHANGE COMMISSION

          _____________________________________________
                                                       :
                    In the Matter of                   :
                                                       :
          AMERICAN ELECTRIC POWER COMPANY, INC.        :    CERTIFICATE OF
                    1 Riverside Plaza                  :     NOTIFICATION
                  Columbus, Ohio 43215                 :         NO. 15
                                                       :
                       (70-8429)                       :
                                                       :
          (Public Utility Holding Company Act of 1935) :
          _____________________________________________:


               THIS IS TO CERTIFY THAT AMERICAN ELECTRIC POWER COMPANY, INC. ("American"), in accordance with the terms and conditions of, and for the purposes represented by, the Application - Declaration herein and the Order of the Securities and Exchange Commission with respect thereto, dated December 22, 1994, HCAR No. 35-26200 (the "Order"), has carried out the transactions set forth below:

               1. During the calendar quarter ended September 30, 1998, American guaranteed the bank loans to AEP Resources, Inc. ("Resources") listed on Exhibits A and B attached hereto.

                    (a) During the calendar quarter ended September 30, 1998, Resources made $6,269,000 in capital contributions to AEP Resources Delaware, Inc. as follows:

               (i)  $1,460,000.00 on July 10, 1998
              (ii)  $2,429,000.00 on August 14, 1998
             (iii)  $2,380,000.00 on September 16, 1998

                    (b)  Resources    made    $5,313,229.02   in    capital
          contributions to AEP Resources International, Limited ("AEPRIL") as follows:

               (i)  $   42,307.65 on July 2, 1998
              (ii)  $1,996,830.00 on July 10, 1998
             (iii)  $   29,700.00 on August 5, 1998
              (iv)  $1,254,330.00 on August 14, 1998
               (v)  $   23,525.37 on August 20, 1998
              (vi)  $   41,580.00 on August 28, 1998
             (vii)  $   20,790.00 on August 28, 1998
            (viii)  $    7,920.00 on September 4, 1998
              (ix)  $   20,196.00 on September 14, 1998
               (x)  $1,861,200.00 on September 16, 1998
              (xi)  $   14,850.00 on September 24, 1998

                    (c)  Resources   also   made   $53,668.98  in   capital
          contributions to AEP Resources Project Management Company, Ltd. ("AEPPMC") as follows:

               (i)  $      427.35 on July 2, 1998
              (ii)  $   20,170.00 on July 10, 1998
             (iii)  $      300.00 on August 5, 1998
              (iv)  $   12,670.00 on August 14, 1998
               (v)  $      237.63 on August 20, 1998
              (vi)  $      420.00 on August 28, 1998
             (vii)  $      210.00 on August 28, 1998
            (viii)  $       80.00 on September 4, 1998
              (ix)  $      204.00 on September 14, 1998
               (x)  $   18,800.00 on September 16, 1998
              (xi)  $      150.00 on September 24, 1998

          AEP Resources Delaware, Inc., AEPRIL and AEPPMC are Project Parents for Nanyang General Light Electric Co. Ltd., a foreign utility company.

               2. During the calendar quarter ended September 30, 1998, Resources made $12,200.00 in capital contributions to AEPR Global Ventures B.V. AEPR Global Ventures B.V. is a Project Parent, formed to bid on an interest in Loy Yang Power, which would have been a foreign utility company.

               3. American's total investments for the year-to-date is $57,037,098.00.

               This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding.


                                  AMERICAN ELECTRIC POWER COMPANY, INC.


                                   By:  /s/ A. A. Pena
                                           Treasurer

          November 30, 1998





                                                                     Exhibit A


                     AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                CASH MANAGEMENT SYSTEM

                           QUARTERLY SHORT-TERM DEBT REPORT
                                 AEP RESOURCES, INC.

        Issue      Maturity            Interest      Principal                      Maturity
        Date         Date      Days     Rate %        Borrowed       Interest         Value

      07/02/98     07/30/98     28      5.8560    $    100,000.00  $    455.47   $    100,455.47
      07/07/98     07/30/98     23      5.8300         500,000.00     1,862.36        501,862.36
      07/10/98     07/30/98     20      5.7900       4,000,000.00    12,866.67      4,012,866.67
      07/15/98     07/30/98     15      5.7600      10,975,000.00    26,340.00     11,001,340.00
      07/22/98     07/30/98      8      5.8000         200,000.00       257.78        200,257.78
      07/30/98     08/17/98     18      5.8200      17,000,000.00    49,470.00     17,049,470.00
      08/05/98     08/17/98     12      5.8300         350,000.00       680.17        350,680.17
      08/14/98     09/15/98     32      5.8400       3,700,000.00    19,207.11      3,719,207.11
      08/17/98     09/15/98     29      5.7759      14,000,000.00    65,139.32     14,065,139.32
      08/17/98     09/15/98     29      5.8400      18,000,000.00    84,680.00     18,084,680.00
      08/20/98     08/31/98     11      5.8300         200,000.00       356.28        200,356.28
      08/27/98     09/16/98     20      5.8300         500,000.00     1,619.44        501,619.44
      08/31/98     09/16/98     16      5.8800       1,300,000.00     3,397.33      1,303,397.33
      09/04/98     09/16/98     12      5.8800         300,000.00       588.00        300,588.00
      09/15/98     09/30/98     15      5.7759      15,300,000.00    36,821.36     15,336,821.36
      09/16/98     10/19/98     33      5.7900       6,500,000.00    34,498.75      6,534,498.75
      09/23/98     10/19/98     26      5.7759       1,000,000.00     4,171.48      1,004,171.48
      09/30/98     10/19/98     19      5.5541      15,000,000.00    43,969.96     15,043,969.96
      09/30/98     10/19/98     19      5.6200       1,500,000.00     4,449.17      1,504,449.17
                                           TOTAL   110,425,000.00   390.830.65    110,815,830.65

                  AEP RESOURCES, INC. TOTAL       $110,425,000.00  $390,830.65   $110,815,830.65

            Average Number of Days  20.26
            Weighted Average Rate    5.7652



                                                                     Exhibit B

                                         QUARTERLY DEBT REPORT
                                          AEP RESOURCES, INC.



                          Issue      Maturity    Interest        Principal
                          Date         Date       Rate %         Borrowed

                        06/16/98     08/17/98     5.8675      $285,000,000.00
                        08/17/98     10/19/98     5.8675      $285,000.000.00

